NEWS RELEASE
Kelso Technologies Inc.	May 4, 2023
(The "Company" or "Kelso")

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. FINAL ARBITRATION JUDGEMENT

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX:  KLS), (NYSE American: KIQ) reports that it has received the final arbitration decision in the arbitration proceeding relating to a dispute with G&J Technologies Inc. et al (the "Claimants") which has been ongoing since March 2021.  The dispute was with respect to the termination of a Technology Development Agreement (TDA) dated November 10, 2016 between the Company and the Claimants. The above dispute proceeded to a formal arbitration hearing in September 2022. The Company and the Claimants have received the arbitrator's final award that determined all the disputed issues between the parties.  The award is binding on all parties and requires Kelso to provide a final financial payout of US$465,360 to the Claimants for termination fees, asset payment issues and legal fees.

The arbitrator's ruling in no way affects the Company's ability to continue with the KXI Wildertec Heavy Duty Suspension program which is progressing under the guidance of professional engineers, wilderness experts and software specialists.  The KXI technologies will remain unencumbered by the arbitration ruling.

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, engineering, production and distribution of proprietary service equipment used in transportation applications.  The Company's reputation has been earned as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company will make payment of the arbitration award to the Claimants, that this payment is not expected to affect the Company's ability to continue with KXI Wildertec Heavy Duty Suspension program, that the KXI technologies will remain unencumbered, that the Company's rail equipment provides for the safe handling and containment of hazardous and non-hazardous commodities during rail transport and that the Company's products provide economic and operational advantages to customers while reducing the potential effect of human-error and environmental harm.  Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that the risk that the Company's financial circumstances may change, that the Company may not be able to make payment to the Claimants for the arbitration award in a timely manner or otherwise as expected, that the payment of the arbitration award may adversely affect the Company's ability to carry out its business plan,  the longer-term effects of COVID-19 including inflation and short supply chain issues may last much longer than expected delaying R&D schedules and business orders from OEM customers; capital resources may not be adequate enough to fund future operations as intended; that the Company's products may not provide the intended economic or operational advantages to end users and such other risks as set out in the Company's public disclosure filings. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com

Final Arbitration Judgement

May 4, 2023